

CITY NATIONAL CORPORATION

CALIFORNIA'S PREMIER PRIVATE AND BUSINESS BANK®



Quality Growth

2001
SUMMARY ANNUAL REPORT

Dollars in thousands, except per share amounts	2001	2000	Increase (Decrease) Amount
For the Year			
Net income	$ 146,170	$ 131,660	$ 14,510
Net income per common share, basic	3.05	2.79	0.26
Net income per common share, diluted	2.96	2.72	0.24
Dividends per common share	0.74	0.70	0.04
At Year End			
Assets	$10,176,316	$ 9,096,669	$1,079,647
Deposits	8,131,202	7,408,670	722,532
Loans	7,159,206	6,527,145	632,061
Securities	1,814,839	1,547,844	266,995
Shareholders' equity	890,577	743,648	146,929
Book value per common share	18.50	15.61	2.89
Average Balances			
Assets	$ 9,328,512	$ 8,426,129	$ 902,383
Deposits	7,067,984	6,334,846	733,138
Loans	6,713,315	6,236,334	476,981
Securities	1,656,028	1,350,971	305,057
Shareholders' equity	825,344	667,618	157,726
Selected Ratios			
Return on average assets	1.57%	1.56%	0.01%
Return on average shareholders' equity	17.71	19.72	(2.01)
Tier 1 leverage ratio	7.26	6.49	0.77
Total risk-based capital ratio	14.08	10.85	3.23
Dividend payout ratio per common share	24.26	24.95	(0.69)
Net interest margin	5.26	5.44	(0.18)
Efficiency ratio	54.08	55.76	(1.68)
Cash Basis Results for the Year[1]			
Net income	$ 161,978	$ 145,721	$ 16,257
Net income per common share, basic	3.38	3.09	0.29
Net income per common share, diluted	3.28	3.01	0.27
Return on average assets	1.77%	1.76%	0.01%
Return on average shareholders' equity	25.01	29.17	(4.16)
Efficiency ratio	50.90	52.61	(1.71)
At Year End			
Assets under management	$ 7,651,037	$ 6,653,616	$ 997,421
Assets under management or administration	18,785,619	18,042,973	742,646

[1] Cash basis results exclude goodwill and core deposit intangible amortization and balances.


CITY NATIONAL BANK
The way up.®

The Blue Ladder. Introduced four years ago as a symbol of City National's brand promise: California's Premier Private and Business Bank, meeting the financial needs of Californians, their families and their businesses on The way up®.

The strong, visual imagery also symbolizes our company's commitment to quality growth: increasing our market share throughout California, expanding our capabilities, broadening our expertise, and creating added value for our clients, colleagues, communities and shareholders.

As such, we are pleased to introduce our redesigned logo—a natural evolution incorporating the dynamic Blue Ladder in all elements of our brand identity to better communicate the compelling capabilities and value proposition of City National.



(Left to right)

Bram Goldsmith, Chairman;
Frank P. Pekny, Executive Vice President and CFO;
Russell Goldsmith, Vice Chairman and CEO;
George H. Benter, Jr., President;
Jan R. Cloyde, Executive Vice President

To Our Shareholders,

We are pleased to report that, for the sixth consecutive year, City National Corporation has generated record earnings and achieved record levels of assets, loans, deposits and assets under management or administration.

In 2001, City National continued to build shareholder value by executing eight long-standing strategies for consistent, quality growth:

- Retaining and broadening relationships with our clients;
- Increasing the number of our top-tier client relationships;
- Growing noninterest income;
- Making focused and disciplined acquisitions;
- Maintaining good credit quality and risk management;
- Enhancing productivity by utilizing technology and controlling costs;
- Investing in the talent and leadership capabilities of our colleagues; and
- Maintaining a clear commitment to integrity and strong corporate values.

In sum, we continued to build City National's capabilities and opportunities, its reputation and performance as California's Premier Private and Business Bank.

Sustaining Solid Financial Performance

In 2001, City National again delivered double-digit growth in net income, which increased 11 percent to $146 million for the year. That brought our five-year compounded annual growth rate to 17 percent. Earnings per share were $2.96, a 9 percent increase over the prior year, for a five-year compounded growth rate of 15 percent. For the eighth straight year, the Board of Directors increased our dividend, declaring an annual rate of $0.78 per share, effective January 2002.

By year end, the corporation had achieved several milestones: Total assets surpassed $10 billion for the first time, total deposits exceeded $8 billion and total loans topped $7 billion.

Net interest income rose 7 percent to an all-time high of $434 million last year, even as interest rates fell dramatically. Average relationship loans increased 13 percent to $6.6 billion. Although a slowing economy moderated loan demand in certain sectors, our organization was able to attract significant new quality clients and generate quality growth in our portfolio and revenue.

Noninterest income, an important component of our ability to deliver recurring revenue and quality growth, rose 21 percent from $109 million to $132 million, thanks in part to the strength of our asset management and brokerage businesses. City National Investments ended 2001 with $18.8 billion in assets under management or administration. Assets under management grew 15 percent to $7.7 billion.


NET INCOME
($ MILLIONS)
$0
50
100
150
1997
1998
1999
2000
2001

Net income grew 11 percent last year; our five-year compounded annual growth rate was 17 percent.

Meanwhile, average deposits grew to $7.1 billion—a 12 percent gain. Average core deposits increased 13 percent to $5.6 billion, and average demand deposits rose 15 percent year over year to $3 billion. By December 31, 2001, demand deposits accounted for 42 percent of our average total—well above the industry average and nearly twice the level of peer banks. Our remarkably strong deposit base enables City National to sustain a net interest margin that is among the highest in the industry. In 2001, our margin remained strong. While the Federal Reserve Board's rate reductions totaled 475 basis points, our average net interest margin for the year narrowed only 18 basis points to 5.26 percent.

Equally important, the company grew while building a stronger capital position. We reported total risk-based capital and Tier 1 risk-based capital ratios for the year of 14.08 percent and 9.32 percent, respectively, well above the 10 percent and 6 percent ratio requirements for "well-capitalized" institutions. Our Tier 1 leverage ratio of 7.26 percent easily exceeded the 4 percent regulatory minimum required of "well-capitalized" institutions. During 2001, City National Bank further strengthened its Tier 2 capital position with the issuance of $150 million of 10-year subordinated notes at 6.75 percent. We also issued $3.4 million of preferred stock of a REIT subsidiary of the bank. This preferred stock qualifies as Tier 1 capital.

Strengthening Relationships With New Capabilities

City National continues to strengthen client relationships through technology, geographic expansion and initiatives aimed at strengthening the diversity and delivery of our banking and wealth management products and services.

EARNINGS PER DILUTED SHARE ($)



$0
1.00
2.00
3.00
1997
1998
1999
2000
2001

Consistent, quality earnings growth: Earnings per share grew at a five-year compounded annual rate of 15 percent.

Nurturing Quality Growth From Solid Roots

Serving California's successful businesses, professionals and entrepreneurs for nearly 50 years

Posting our sixth consecutive year of record earnings in 2001

Diversifying our loan portfolio through geographic expansion, the introduction of new business lines and the growth of products like single-family mortgages

Achieving 21 percent growth last year in noninterest income, which now accounts for slightly more than 23 percent of revenues



Redwoods, Redwood National Park, California

Growing Strong Relationships, One at a Time

Deepening our roots in California, the world's fifth largest economy and home to more than 34 million people with $900 billion in disposable income

Building most of our best relationships beyond a single product: Over half of our top-tier clients tap at least four of our seven product category offerings

Cultivating client relationships through our growing network of 53 offices, including 11 full-service regional centers

Offering financial solutions tailored to meet the business *and* personal needs of California entrepreneurs



California Oak, Ventura County, California

Technology enables us to deliver additional choice, convenience and value to our clients. In 2001, we introduced a product that has been particularly well received: City National Online Cash Management. We also launched City National's Online Letters of Credit and Online Foreign Exchange products for the growing number of clients who are involved in international trade. These capabilities—combined with City National's trademark personal service—are helping us to enhance client retention and profitability.

We continue to apply technology, innovation and expense control in ways that improve productivity and help us monitor and manage both profitability and business relationships. The numbers tell a compelling story: Our efficiency ratio improved to 54 percent in 2001. On a cash basis, it stood at 51 percent, compared with nearly 53 percent for the year 2000. Our average earning assets per colleague rose from $3.8 million in 2000 to $4.1 million in 2001, for a five-year compounded annual growth rate of 9 percent.

Last year, we continued to expand City National's resources and market presence in the San Francisco Bay Area, opening our first commercial banking office in the East Bay (Walnut Creek) and adding a seasoned team of outstanding professionals with strong skills, market expertise and a shared commitment to quality relationship banking.

On February 28, 2002, we completed the acquisition of Civic BanCorp. Civic is an excellent, highly focused commercial bank that serves several fast-growing Bay Area counties, including Alameda and Contra Costa. It has a base of clients in traditional California businesses such as manufacturing, distribution, wholesaling and professional services. Civic has no technology loans and a modest real estate construction portfolio.

AVERAGE ASSETS
($ BILLIONS)


$0
2.5
5
7.5
10
1997
1998
1999
2000
2001

Average assets increased last year to $9.3 billion; total assets as of December 31, 2001, exceeded $10 billion for the first time in our history.

Civic is a good "fit." Its bankers share City National's passion for strong client relationships and superior service. We are especially pleased that Civic's very fine management team has joined City National. We have had considerable success with our seven other bank acquisitions since 1995, in large part because of the addition and retention of their quality colleagues and clients.

This acquisition is another measured step in our effort to extend City National's reach and critical mass in the Bay Area—a step that reflects our commitment to serve the growing and well established base of entrepreneurs, professionals and middle-market companies in a region that is now the world's 24th largest economy.

The Civic acquisition nearly doubles our assets in the Bay Area to approximately $1 billion and, following the integration process, brings the number of our banking offices in California to 53, including 11 full-service regional centers.

These regional centers continue to play a critical role in building our presence by delivering the full array of our capabilities and creating new opportunities in our major markets. Each center combines branch banking, private banking, business banking and wealth management services in one City National location, providing clients with coordinated local access to our complete financial solutions through experienced professionals who know them, their businesses and their communities.

Growing Noninterest Income

Many clients come to City National for a single business or personal banking service, and then look to us for additional capabilities. One fact underscores this point: For several years, well over half of our company's top-tier clients have been using products from four or more of our seven product categories.



$0
2
4
6
1997
1998
1999
2000
2001
Demand
Other
Average Core Deposits
($ billions)

Demand deposits, which grew 15 percent last year, helped sustain a strong net interest margin.

Cultivating Opportunities in a Growing Market

Reaping the rewards of client satisfaction: Nearly one-third of new clients come to us through referral

Targeting California's 500,000 high-net-worth households — those with investable assets of $1 million or more — with our expanded wealth management capabilities

Enhancing our expertise in key California industries—from entertainment, real estate and agribusiness to manufacturing, professional services and world trade

Expanding to 11 California counties—from San Diego to the San Francisco Bay Area



Date Palms, Los Angeles, California

Planting New Seeds of Growth

Strengthening our team of 2,200 colleagues by recruiting, training and retaining the finest talent in California's financial services industry

Investing in technology and new products — like City National Online Cash Management — that further strengthen client service and colleague productivity

Working constantly to improve productivity, an effort that is reflected in our 51 percent cash efficiency ratio

Combining organic growth with accretive acquisitions that extend our reach and expand our banking and asset management capabilities



Willows, Orange County, California

Investment management, trust, financial planning, cash management and international products are all important elements of our effort to expand client relationships and increase noninterest income. The revenue generated by these businesses reduces our exposure to interest-rate risk and provides additional sources of recurring, annuity-like income. Noninterest income now accounts for slightly more than 23 percent of our revenue. Our intermediate goal is to grow it to 35 percent.

At the heart of this effort is City National Private Client Services—a new evolutionary initiative designed to expand and enhance client relationships by integrating many of our private banking and wealth management capabilities. The first phase of this effort should be fully in place by the middle of 2002. Through Private Client Services, we are making the entire array of our financial solutions—banking, credit, investment management, trust and planning—more easily available to our key clients. Private Client Advisors will be available to manage investment-oriented relationships.

The opportunity is considerable. The number of wealthy California households—those with investable assets of $1 million or more—now approaches 500,000. Together, they represent a $1.2 trillion market—one that is not dominated by any particular financial institution. As a result, we believe that City National has an especially attractive long-term opportunity to dramatically grow its private banking and wealth management businesses.

Our clients can obtain asset management services through City National Private Client Services or the Los Angeles-based firm of Reed, Conner & Birdwell, LLC, which we acquired in December 2000. In 2001, the independent value-oriented investment management firm generated an attractive return in a difficult year for the financial markets, and its assets under management grew 21 percent to $1.4 billion.

AVERAGE LOANS
($ BILLIONS)


$0
2
4
6
8
1997
1998
1999
2000
2001
COMMERCIAL
REAL ESTATE CONSTRUCTION & COMMERCIAL MORTGAGE
RESIDENTIAL FIRST MORTGAGE
INSTALLMENT

Loans increased at a five-year compounded annual rate of 20 percent, as our portfolio grew more diverse.

As in the past, we will consider and seek focused acquisitions that enable us to expand and improve our wealth management and banking capabilities, provide opportunities to offer our products and services, and/or extend our reach further into strategic markets.

Focusing on Credit Quality

No strategy for quality growth would be complete without a strong commitment to credit quality and good risk management practices. We focus as intently on credit quality as on growth, and do not sacrifice the former to the latter. This disciplined approach served us well during last year's economic slowdown.

At year-end 2001, the ratio of nonperforming assets to loans and owned real estate stood at 0.54 percent compared with 0.96 percent at year-end 2000. Last year, the bank recorded a provision for credit losses of $35 million and remained well reserved at 2 percent of total loans.

The decline in nonperforming assets was principally the result of steps we took to dramatically reduce non-relationship syndicated loans. At year end, these loans accounted for approximately 1 percent of our entire loan portfolio.

Our relationship-based approach and our commitment to credit quality has enabled us to achieve and maintain comparatively low levels of nonperforming assets while generating a five-year compounded annual rate of loan growth of 20 percent.

Our disciplined underwriting and credit review process is led by bankers with years of experience in managing credit quality in California. During the last six years, we have steadily diversified our lending portfolio through



$0
35
70
105
140
1997
1998
1999
2000
2001

NONINTEREST INCOME
($ MILLIONS)

Noninterest income now accounts for slightly more than 23 percent of revenues.

geographic expansion, the introduction of new business lines and the growth of products like single-family mortgages. In addition, we link our bankers' compensation to the quality of the loans they make, as judged over time, thus making all of our lenders active participants in the effort to safeguard City National's credit quality.

In Summary

Despite an economic recession in the United States and much of the world, despite the biggest one-year interest-rate decline in U.S. history and despite the September 11 terrorist attacks that indelibly affected us all, City National Corporation posted record earnings in 2001—for the sixth consecutive year.

We expanded our client relationships and product capabilities, enhanced our ability to serve selected markets throughout Southern California and the San Francisco Bay Area, kept a watchful eye on credit quality and further improved our productivity.

Our success stems from a value proposition that has flourished for nearly 50 years—one that combines exceptional service with a superior array of banking, trust and investment capabilities to produce complete financial solutions for a growing number of California entrepreneurs. It is this value proposition together with the strategies outlined above that have enabled City National to deliver consistent, quality earnings growth.

As we look to the future, we want to recognize three distinguished individuals who retired from our Boards of Directors in 2001. Ezunial Burts, Barry Meyer and Ed Sanders have made significant contributions to our success, and we are grateful for their service and counsel.

ASSETS UNDER MANAGEMENT/ ADMINISTRATION
($ BILLIONS)



$0
5
10
15
20
1997
1998
1999
2000
2001
MANAGEMENT
ADMINISTRATION

Assets under management grew at a five-year compounded annual rate of 52 percent.

We are pleased to welcome to our Boards three outstanding individuals who bring considerable experience, expertise and judgment to our company. They are Ron Olson, partner at Munger, Tolles & Olson; Bill Richardson, former U.S. Secretary of Energy and Ambassador to the United Nations, who is now a senior managing director of Kissinger McLarty Associates; and Bob Tuttle, managing partner of Orange County-based Tuttle-Click Automotive Group.

We thank our many clients for their important relationships with City National, and commend our remarkable team of colleagues for the outstanding results they achieved again last year, not only for the company, its clients and shareholders, but also for the communities in which we live and work.

We want to acknowledge two colleagues, in particular: Jan Cloyde, the very effective Executive Vice President of Banking Services, who last year took on added responsibilities as a member of our senior-level Strategy and Planning Committee, and Mike Cahill, who joined our Executive Committee and became Executive Vice President and General Counsel. Jan and Mike are examples of the many remarkably talented and dedicated colleagues who can be found throughout our company.

Finally, we thank you, our fellow shareholders, for your continuing support and confidence. City National's strong performance again last year demonstrates that the reliable execution of our time-tested strategies does deliver consistent, quality earnings growth. For this reason and more, we have every confidence that City National will continue to build shareholder value in the future.

Sincerely,



Bram Goldsmith
Chairman
City National Corporation



Russell Goldsmith
Vice Chairman and CEO
City National Corporation
Chairman and CEO
City National Bank

March 7, 2002

Condensed Consolidated Statement of Income

In thousands, except per share data	*For the year ended December 31,* 2001	2000	1999
Interest income	$625,248	$646,288	$470,446
Interest expense	191,094	239,772	148,441
Net interest income	434,154	406,516	322,005
Provision for credit losses	35,000	21,500	—
Net interest income after provision for credit losses	399,154	385,016	322,005
Noninterest income	132,384	109,484	87,212
Noninterest expense	313,395	294,770	241,803
Income before taxes	218,143	199,730	167,414
Income taxes	71,973	68,070	59,307
Net income	$146,170	$131,660	$108,107
Net income per share, basic	$ 3.05	$ 2.79	$ 2.37
Net income per share, diluted	$ 2.96	$ 2.72	$ 2.30
Shares used to compute net income per share, basic	47,896	47,178	45,683
Shares used to compute net income per share, diluted	49,376	48,393	46,938
Dividends per share	$ 0.74	$ 0.70	$ 0.66

Condensed Consolidated Balance Sheet

Dollars in thousands	*December 31,* 2001	2000
Assets		
Cash and cash equivalents	$ 723,018	$ 551,814
Securities	1,814,839	1,547,844
Net loans	7,016,344	6,391,710
Other assets	622,115	605,301
Total assets	$10,176,316	$9,096,669
Liabilities and Shareholders' Equity		
Deposits	$ 8,131,202	$7,408,670
Borrowings	1,053,563	787,024
Other liabilities	100,974	157,327
Total liabilities	9,285,739	8,353,021
Shareholders' equity	890,577	743,648
Total liabilities and shareholders' equity	$10,176,316	$9,096,669

Condensed Consolidated Statement of Changes In Shareholders' Equity

Dollars in thousands	*For the year ended December 31,* 2001	2000
Beginning balance	$743,648	$571,646
Net income	146,170	131,660
Issuance of shares for acquisitions	—	77,145
Other comprehensive income net of tax	22,167	15,700
Issuance of shares for stock options	14,967	7,285
Tax benefit from stock options	4,482	2,469
Repurchased shares, net	(5,394)	(29,411)
Cash dividends	(35,463)	(32,846)
Ending balance	$890,577	$743,648

Condensed Consolidated Statement of Cash Flows

Dollars in thousands	*For the year ended December 31,* 2001	2000	1999
Cash Flows from Operating Activities			
Net income	$ 146,170	$ 131,660	$ 108,107
Adjustments to net income	233	59,080	6,520
Net cash provided by operating activities	146,403	190,740	114,627
Cash Flows from Investing Activities			
(Purchases) and sales or maturities of securities, net	(241,016)	(286,171)	(79,755)
Loan originations net of principal collections	(721,902)	(726,238)	(682,061)
Other, net	26,185	212,969	(37,739)
Net cash used by investing activities	(936,733)	(799,440)	(799,555)
Cash Flows from Financing Activities			
Net increase in deposits	722,532	1,037,568	366,329
Net (decrease) increase in borrowings	264,892	(112,260)	(21,086)
Cash dividends paid	(35,463)	(32,846)	(30,172)
Other, net	9,573	(22,126)	(30,808)
Net cash provided by financing activities	961,534	870,336	284,263
Net (decrease) increase in cash and cash equivalents	171,204	261,636	(400,665)
Cash and cash equivalents at beginning of year	551,814	290,178	690,843
Cash and cash equivalents at end of year	$ 723,018	$ 551,814	$ 290,178

Data on Common Stock

The principal market for the Corporation's common stock, where it is listed and trades under the symbol "CYN," is the New York Stock Exchange. Information concerning the range of high and low sales prices for the Corporation's common stock, and the dividends declared, for each quarterly period within the past two fiscal years, is set forth below.

Quarter Ended	High	Low	Dividends Declared
2001			
March 31	$40.31	$32.97	$0.185
June 30	45.00	35.50	0.185
September 30	49.75	39.11	0.185
December 31	47.19	37.25	0.185
2000			
March 31	$35.06	$25.50	$0.175
June 30	40.25	32.13	0.175
September 30	40.81	35.00	0.175
December 31	39.75	30.75	0.175

Independent Auditors' Report

The Board of Directors and Shareholders of
City National Corporation:


KPMG

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of City National Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001 (not presented herein) and in our report dated January 16, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Los Angeles, California
January 16, 2002

Form 10-K

City National maintains high standards in the conduct of our business. Our company strives to provide complete and accurate financial disclosures, and to adhere to accounting policies and practices that appropriately reflect our business activities.

Stockholders also receive the Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, which is filed with the Securities and Exchange Commission and includes our financial statements. If you request, we will send a copy to you without charge. The Annual Report on Form 10-K includes a list of exhibits filed with the Securities and Exchange Commission, but does not include the exhibits. If you wish to receive copies of the exhibits, we will send them to you upon payment of our expenses for doing so. Please write to:
Stephen D. McAvoy, City National Bank, City National Center, 400 N. Roxbury Drive, Beverly Hills, CA 90210. You may also send your request by facsimile to (213) 347-2645 or by email to investor_relations@cityntl.com.

Banking Offices

Alameda County

*Oakland**
(510) 836-6500

San Leandro
(510) 347-3410

Contra Costa County

Contra Costa
(888) 677-2772

Walnut Creek
Arlene Gould, Manager
(925) 274-5120

Los Angeles County

Avenue of the Stars
(310) 282-7850

*Beverly Hills**
Philip Mora, Manager
(310) 888-6000

Burbank
Denise Marchese, Manager
(818) 238-2400

Century City
Barbara Villalpando, Manager
(310) 888-6850

Century Park East-Plaza Towers
A.J. Kroener, Manager
(310) 282-7800

City of Commerce
Behnam Ghassemi-Nejad, Manager
(323) 838-4000

City of Industry
Tim Nguyen, Manager
(562) 463-2000

Encino
Arpy Zakarian, Manager
(818) 905-4100

Glendale
Monika Rye, Manager
(818) 265-5620

Granada Hills
Elia Blankenship, Manager
(818) 832-6100

*Long Beach-Golden Shore**
David Nathan, Manager
(562) 624-8600

Long Beach-Marina
Belinda Moffatt, Manager
(562) 936-5800

Los Angeles:
Fairfax
Fernando Linares, Manager
(323) 634-7200

*Library Tower**
Sara Buen Abad, Manager
(213) 553-8200

Los Angeles Airport
Janet Nelson, Manager
(310) 342-4500

Olympic/Burlington
Walter McBeth, Manager
(213) 427-5357

Olympic Plaza
Nancy Smylie-Harmon, Manager
(310) 888-6900

Pershing Square
Mel Merrick, Manager
(213) 347-2200

Wilshire/Westwood
Michael Gintz, Manager
(310) 888-6950

Pasadena
John Lavier, Manager
(626) 432-7100

Santa Monica
Nicolette Schwartz, Manager
(310) 264-2900

*Sherman Oaks**
Erich Klein, Manager
(818) 382-1400

Studio City Kiosk
Kathleen Atkinson, Manager
(818) 487-7500

Studio City Plaza
Kathleen Atkinson, Manager
(818) 487-7500

Sun Valley
John Zieglgansberger, Manager
(818) 252-3020

Torrance
Joan Hockenbary, Manager
(310) 793-5700

Universal City
Lisa Kaplan, Manager
(818) 487-1040

Valencia
Elizabeth Hopp, Manager
(661) 291-3160

Van Nuys
Peggy Hiestand, Manager
(818) 756-3260

West Hollywood
Jeri O'Shea, Manager
(310) 888-6800

Westlake Village
Denis Weber, Manager
(805) 777-8740

Woodland Hills
Carl Nelson, Manager
(818) 227-4300

Orange County

Irvine-Executive Circle
Peter Meyers, Manager
(949) 862-7000

Irvine Spectrum
Robin Crotty, Manager
(949) 754-1526

La Palma
Marla Young, Manager
(714) 228-7700

Los Alamitos
Karyn Cecchini, Manager
(562) 936-5840

*Orange County Airport**
James McCloskey, Manager
(949) 223-4004

Riverside County

*Riverside**
David Fisher, Manager
(909) 276-8800

San Bernardino County

Ontario
Ernie Hwang, Manager
(909) 476-7980

San Diego County

Carlsbad
Patrick Lam, Manager
(760) 918-2140

*La Jolla-Regents Park**
Nahid Aminzai, Manager
(858) 642-4900

San Diego-Symphony Towers
(619) 238-7460

San Francisco County

*San Francisco**
Joe Sedillo, Manager
(415) 576-2700

San Mateo County

Burlingame
Wyman Wong, Manager
(650) 696-6400

Santa Clara County

Fremont
(888) 677-2772

*Palo Alto**
JoAnn Gast, Manager
(650) 566-3060

Ventura County

Camarillo
Brian Fitzwilliam, Manager
(805) 384-2100

*Oxnard**
Alice Madrid, Manager
(805) 981-2700

Ventura
Maribeth Butler, Manager
(805) 677-4200

* Each of our full-service regional centers combines branch banking, private banking, business banking and wealth management services in one City National location, providing clients with coordinated local access to our complete financial solutions through experienced professionals who know them, their businesses and their communities.

Regional Centers*

City National Center, Beverly Hills
Kevin McCarthy, SVP
Private Client Services
(310) 888-6126

Damien Doss, SVP
Private Client Services
(310) 888-6099

Scott Kelley, SVP
Commercial Banking Services
(310) 888-6536

East Bay Regional Center, Oakland
Herbert C. Foster, EVP/Regional Manager
(510) 836-6500

Michael Skubic, SVP
Commercial Banking & Private Client Services
(510) 836-6500

Arlene Gould, SVP
Contra Costa/Walnut Creek Office
(925) 274-5120

Michele Wirfel, SVP
John Nerland, VP
Contra Costa/Walnut Creek Office
(888) 677-2772

Tony Mesones, VP
Fremont Office
(510) 574-1900

Inland Empire Regional Center, Riverside
Bruce Wachtel, SVP
Commercial Banking & Private Client Services
(909) 276-8865

Ernie Hwang, SVP
Ontario Office
(909) 476-7980

Long Beach Regional Center
Nancy Lawson, SVP
Private Client Services
(562) 624-8670

Stephen Kwitoski, SVP
Commercial Banking Services
(562) 624-8648

Los Angeles Regional Center
Pauline Schiff, SVP
Private Client Services
(213) 553-8232

Michael G. Krcelic, SVP
Commercial Banking Services
(213) 615-8312

Orange County Regional Center, Irvine
Sheri Grady, SVP
Private Client Services
(949) 223-4053

Thomas Rogers, SVP
Commercial Banking Services
(949) 223-4055

Kristine Chung, SVP
North Orange County, La Palma
(714) 228-7750

Palo Alto Regional Center
Jeanette Garretty, SVP
Private Client Services
(650) 566-3080

Timothy A. White, VP
Commercial Banking Services
(888) 677-2772

San Diego Regional Center, La Jolla
Susan Ten Eyck, SVP
Commercial Banking & Private Client Services
(858) 642-4970

San Diego Office
(619) 238-7460

San Fernando Valley Regional Center, Sherman Oaks
Dennis Isleib, SVP
Commercial Banking & Private Client Services
(818) 382-1507

San Francisco Regional Center
Jon Spallino, SVP/Regional Manager
(415) 576-2845

David M. Lawrence, SVP
Private Client Services
(415) 576-2733

Roger Shelton, SVP
Commercial Banking Services
(415) 576-2852

Ed Obuchowski, SVP
Commercial Banking Services
(415) 576-3987

Dan O'Brien, SVP
Burlingame Office
(650) 696-6406

Ventura County Regional Center, Oxnard
Jeffrey D. Paul, SVP
Commercial Banking & Private Client Services
(805) 981-2780

City National Investments

Vernon C. Kozlen, EVP
(800) 750-5471

City National Securities, Inc. Member NASD/SIPC

Michael Nunnelee
(800) 280-1464

Reed, Conner & Birdwell, LLC

Donn B. Conner, President
(310) 478-4005

Specialized Services

Agribusiness
Jim Ramirez, SVP
(213) 615-8369

Cash Management
Nadilee Russell, SVP
(213) 347-2600
(415) 576-2761

Community Reinvestment
Sal Mendoza, VP
(213) 347-2392

Dairy Industries Group
Randal B. Irwin, SVP
(559) 687-3310
(909) 476-7995

Entertainment Division
Martha Henderson, EVP
(310) 888-6200

Government Lending
Phil Bond, SVP
(213) 347-2434
(800) 722-5945

Income Property Group/ Mortgage Banking Services
Allen Matchie, SVP
(213) 833-4818

International
Mark Mayers, SVP
(213) 347-2324
(415) 576-2520

Leasing
George Hayrapetian, VP
(310) 888-6114

Real Estate Division
Stanley Kafka, EVP
(310) 888-6500
(949) 754-1530
(858) 642-4974
(415) 576-2514

Specialty Deposits
Phil Petrozzi, SVP
(323) 838-4040

Technology Banking
Robin Crotty, SVP
(949) 754-1526

Board of Directors

Bram Goldsmith
Chairman of the Board
City National Corporation

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank
Vice Chairman and
Chief Executive Officer
City National Corporation

George H. Benter, Jr.
President and Chief Operating Officer
City National Bank
President
City National Corporation

Richard L. Bloch
President
Piñon Farm, Inc.

Stuart D. Buchalter
Of Counsel,
Buchalter, Nemer, Fields & Younger, P.C.

Michael L. Meyer
Chief Executive Officer
Michael L. Meyer Company

Ronald L. Olson
Partner
Munger, Tolles & Olson, L.L.P.

William B. Richardson
Senior Managing Director
Kissinger McLarty Associates

Charles E. Rickershauser, Jr.
Private Investor

Bob Tuttle
Managing Partner
Tuttle-Click Automotive Group

Andrea L. Van de Kamp
Senior Vice President and
Chairman of West Coast Operations
Sotheby's, Inc.

Kenneth Ziffren
Senior Partner
Ziffren, Brittenham, Branca, Fischer, Gilbert-Lurie & Stiffelman L.L.P.

Executive Committee

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank
Vice Chairman and
Chief Executive Officer
City National Corporation

Bram Goldsmith
Chairman of the Board
City National Corporation

George H. Benter, Jr.
President and Chief Operating Officer
City National Bank
President
City National Corporation

John Beale
Executive Vice President
Chief Information Officer

Kim Bingham
Senior Vice President
Credit Management

Robert Brant
Executive Vice President
Metropolitan Region
Northern and Southern California

Michael B. Cahill
Executive Vice President
General Counsel and Secretary
City National Bank and
City National Corporation

Heng W. Chen
Executive Vice President, Finance
City National Bank
Assistant Treasurer
City National Corporation

Jan R. Cloyde
Executive Vice President
Banking Services Division

Kevin P. Dunigan
Executive Vice President
Core Banking Division

Kate Dwyer
Executive Vice President
Human Resources Division

Dallas Haun
Executive Vice President
South Coast Region

Martha Henderson
Executive Vice President
Entertainment Division

Stanley J. Kafka
Executive Vice President
Real Estate Division

Vernon C. Kozlen
Executive Vice President
City National Investments

Thomas R. Miller
Executive Vice President
Marketing Division

Robert A. Moore
Executive Vice President
Chief Credit Officer

Robert D. Patterson
Executive Vice President
San Fernando Valley/Ventura Region

Frank P. Pekny
Vice Chairman
Chief Financial Officer
City National Bank
Executive Vice President
Chief Financial Officer
City National Corporation

Jeffery L. Puchalski
Executive Vice President
Senior Risk Management Officer

James Robinson
Executive Vice President
Inland Empire Region

Jeffrey Smith
Executive Vice President
Westside Region

City National Corporation
City National Center
400 North Roxbury Drive
Beverly Hills, CA 90210


City National Bank
The way up.®


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Lender